TRANSGLOBE ENERGY CORPORATION PROVIDES CAPITAL PROGRAM AND
TARGETS FOR 2010 AND NOTICE OF PARTICIPATION AT
GLOBAL ENERGY CONFERENCES

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, November 25, 2009 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is planning a 30% increased capital budget for 2010 and increased production and funds flow for 2010. All dollar values are expressed in United States dollars unless otherwise stated.

2010 Capital Budget

TransGlobe has projected its 2010 capital budget at $46.1 million (firm plus contingent) representing a 30% increase over 2009. The 2010 capital program is split 80:20 between development and exploration opportunities. The Company plans to participate in 20 firm wells and 8 contingent wells in Egypt and Yemen. The development budget of $37.3 million is targeting 3,000 barrels of oil per day (“Bopd”) of new production and 8.7 million barrels of Proved plus Probable reserve additions during 2010. The exploration budget of $8.8 million will test prospects with a total recoverable oil potential of 54 million barrels gross or 21 million barrels to TransGlobe’s working interest (unrisked, mean case, internal estimate). It is anticipated the Company will fund its entire 2010 capital budget from funds flow and working capital.

2010 Guidance

TransGlobe has projected funds flow from operations for 2010 of $55 million based on an average dated Brent oil price of $65.00/Bbl and mid-point of production guidance. The 2010 funds flow sensitivity to a change in oil price is approximately $1.0 million per dollar change in dated Brent (i.e. $65 million for $75.00/Bbl dated Brent). The 2010 funds flow forecast is based on an estimated production target of 9,300 to 9,700 Bopd (firm plus contingent budget), with a targeted exit rate over 10,000 Bopd.

OPERATIONS UPDATE (Q3 to date)

Egypt – West Gharib (100% working interest)

Completed the drilling of the Company’s first horizontal well in Egypt at Arta #12. The Arta #12 well reached a total depth of 5,217 feet with a 1,519 foot horizontal section in the Nukhul reservoir. The well is expected to be placed on production during the first week of December.
The drilling rig is currently moving to a development/appraisal location at Hana West #8.

Yemen – Block 32 (13.81% working interest)

The development well at Tasour #26 was completed and placed on production at an initial rate of approximately 1,000 Bopd.

INVESTOR PRESENTATIONS – FIRSTENERGY CAPITAL CORP. AND CANACCORD ADAMS

TransGlobe also announces that Mr. Ross G. Clarkson, President and Chief Executive Officer, will make a presentation on the Company at the FirstEnergy Capital Corp. Global Energy Conference in London, England on November 30, 2009 at 4:20 AM Mountain Time (6:20 AM Eastern Time). Investors may register directly for the live webcast at:
http://remotecontrol.jetstreammedia.com/16571

Mr. Clarkson will also make a presentation on the Company at the Canaccord Adams Global Energy Conference in Miami, Florida on December 2, 2009 at 10:45 AM Mountain Time (12:45 PM Eastern Time). Investors may register directly for the live webcast at:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2802140

Links to both webcasts of Mr. Clarkson’s presentations will also be provided on the home page of TransGlobe’s Web site at www.trans-globe.com.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:

Investor Relations
Scott Koyich
Telephone: 403.262.9888
Email: investor.relations@trans-globe.com

Web site: http://www.trans-globe.com